UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 7)

MathStar, Inc.

(Name of Subject Company)

MathStar, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

576801302

(CUSIP Number of Class of Securities)

Benno G. Sand

Director

19075 NW Tanasbourne Drive, Suite 200

Hillsboro, Oregon 97124

(503) 726-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Michele D. Vaillancourt	Karen V. Bertulli
Winthrop & Weinstine, P.A.	Winthrop & Weinstine, P.A.
225 South Sixth Street, Suite 3500	225 South Sixth Street, Suite 3500
Minneapolis, Minnesota 55402	Minneapolis, Minnesota 55402
(612) 604-6400	(612) 604-6400

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Explanatory Note

This Amendment No. 7 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, including all exhibits thereto (as amended from time to time, the “Statement”), originally filed by MathStar, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on June 12, 2009, as amended on June 26, 2009, July 2, 2009, July 7, 2009, July 13, 2009, July 15, 2009 and July 17, 2009, relating to the unsolicited offer by Tiberius Capital II, LLC, an Illinois limited liability company (the “Purchaser”), as disclosed in the Tender Offer Statement on Schedule TO dated June 1, 2009, and as amended on June 22, 2009, July 1, 2009, July 6, 2009, July 9, 2009, July 14, 2009, July 16, 2009, July 17, 2009 and July 21, 2009,  (as further amended or supplemented from time to time, the “Schedule TO”), to acquire all of the 9,181,497 outstanding shares of common stock (the “Shares”), par value $0.01 per share, of the Company (the “Common Stock”), at a net price per Share equal to $1.25 in cash (without interest and subject to applicable withholding taxes) upon the terms and subject to the conditions set forth in the Purchaser’s Offer to Purchase dated June 1, 2009, as amended (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” and, together with the Offer to Purchase and any amendments or supplements thereto from time to time, the “Offer”).  Capitalized terms used but not defined herein have the meanings set forth in the Statement.  Except as specifically noted herein, the information set forth in the Statement remains unchanged. All references herein to page numbers refer to the printed Schedule 14D-9 dated June 12, 2009 sent by the Company to its stockholders.

Item 2. Identity and Background of Filing Person.

“Item 2. Identity and Background of Filing Person” is hereby amended by restating the first sentence of the third full paragraph under the heading “The Offer” at the end of page 1 in its entirety as follows:

The Offer was commenced on June 1, 2009 and is presently scheduled to expire at 11:59 P.M., New York City time, on Friday, August 14, 2009, unless it is extended or terminated in accordance with its terms.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

“Item 3. Past Contacts, Transactions, Negotiations and Agreements” is hereby amended by adding the following sentence on page 5 to the end of the fourth paragraph under the section entitled “Potential Payments upon Termination or Change in Control”:

Effective July 14, 2009, Mr. Pihl resigned his position as President, Chief Executive Officer and Chief Financial Officer of the Company, and from the Company’s Board of Directors.  His unvested options terminated as of such date, and his vested options as of such date will terminate if not exercised by Mr. Pihl within 90 days.

Item 4. The Solicitation or Recommendation.

“Item 4. The Solicitation or Recommendation” is hereby amended by adding the following paragraphs at the end of the section entitled “Purposes of the Offer and Plans, Proposals or Negotiations” starting on page 9:

On July 21, 2009, the Purchaser issued a press release announcing that it had revised its Offer by extending the Expiration Date until 11:59 P.M., New York City time, on Friday, August 14, 2009.

On July 21, 2009, the Purchaser filed with the SEC an amendment to its Tender Offer Statement on Schedule TO reflecting the revised terms of the Offer of extending the Expiration Date.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MathStar, Inc.

By:	/s/ Benno G. Sand
Name:	Benno G. Sand
Title:	Director

Dated: July 23, 2009